Exhibit 99.1

Click Holdings Limited

(Incorporated in the British Virgin Islands with limited liability)

Notice of 2025 General Meeting of Shareholders

To Be Held on April 14, 2025, at 10:30 a.m., local time

NOTICE IS HEREBY GIVEN THAT the general meeting (the “Meeting” or “GM”) of the shareholders of Click Holdings Limited (the “Company”) will be held at Unit 709, 7/F., Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, on April 14, 2025, at 10:30 a.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.

by a resolution of members, to change the maximum number of shares the Company is authorized to issue from 500,000,000 shares of one class of US$0.0001 par value (the “Ordinary Shares”) to 500,000,000 shares with no par value each divided into 450,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and 50,000,000 class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 9,811,400 Ordinary Shares held by Circuit Delight Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis;

ii.

the 9,811,400 authorized and issued and outstanding Ordinary Shares held by Circuit Delight Limited into 9,811,400  Class B Ordinary Shares, conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis; and

iii.	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

2.	by a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the second amended and restated memorandum and articles of association of the Company (the “Amended M&A)”) in the form attached as Exhibit 99.4 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).

3.	by a resolution of members, to approve the 2025 Equity Incentive Plan and the Hong Kong Sub-Plan (the “Equity Incentive Plan Proposal”).

4.	by a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

5.	by a resolution of members, to approve that subject to and conditional upon the passing of proposal 4 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

6.	by a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on March 18, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the GM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. The notice of GM includes a proxy card together with voting instruction. Holders of record of the Company’s ordinary shares of US$0.0001 par value (the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the GM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

Date: March 21, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
Chan Chun Sing Chief Executive Officer

Click Holdings Limited

General Meeting of Shareholders

April 14, 2025

10:30 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Click Holdings Limited (the “Company”) is soliciting proxies for the general meeting of shareholders (the “Meeting” or “GM”) of the Company to be held on April 14, 2025, at 10:30 a.m. , local time. The Company will hold the Meeting Unit 709, 7/F., Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their Ordinary Shares (as defined below) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of US$0.0001 par value of the Company ( the “Ordinary Shares”) of record at the close of business on March 18,  2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent in person or by proxy not less than 50% of the votes of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.	by a resolution of members: to change the maximum number of shares the Company is authorized to issue from 500,000,000 shares of one class of US$0.0001 par value (the “Ordinary Shares”) to 500,000,000 shares with no par value each divided into 450,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”); 50,000,000 class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation”, and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 9,811,400 Ordinary Shares held by Circuit Delight Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis;

ii.	the 9,811,400 authorized and issued and outstanding Ordinary Shares held by Circuit Delight Limited into 9,811,400 Class B Ordinary Shares, conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis; and

iii.	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

2.	by a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form attached as Exhibit 99.4 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).

3.	by a resolutions of members, to approve the 2025 Equity Incentive Plan and the Hong Kong Sub-Plan (the “Equity Incentive Plan Proposal”).

4.	by a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

5.	by a resolution of members, to approve that subject to and conditional upon the passing of proposal 4 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

6.	by a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” Proposals No. 1, 2, 3, 4, 5 and 6.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

PROPOSAL NO. 1

APPROVAL OF THE CREATION OF A DUAL CLASS STRUCTURE PROPOSAL

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, to change the maximum number of shares the Company is authorized to issue from 500,000,000 shares of one class of US$0.0001 par value (the “Ordinary Shares”) to 500,000,000 shares with no par value each divided into 450,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”); 50,000,000 class B ordinary shares with no par value each  (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation”, and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 9,811,400 Ordinary Shares held by Circuit Delight Limited), into Class A Ordinary Shares, conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis;

ii.	the 9,811,400 authorized and issued and outstanding Ordinary Shares held by Circuit Delight Limited into 9,811,400 Class B Ordinary Shares, conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis; and

iii.	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

Potential Effects and reasons for the proposal

Other than the fact that the maximum number of shares that the Company is authorized to issue will be changed from 500,000,000 shares of one class of US$0.0001 par value to 500,000,000 shares with no par value each divided in to 450,000,000 Class A Ordinary Shares with no par value each and 50,000,000 Class B Ordinary Shares with no par value each, the proposed Share Redesignation will not affect in any way the validity or transferability of share certificates in respect of the Ordinary Shares issued and outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Following effectiveness of the proposed Share Redesignation, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to twenty (20) votes  on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Shares is convertible into one Class A Ordinary Share at any time at the option of the holder thereof.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of Ordinary Shares. However, the availability of additional shares of Class A Ordinary Shares for issuance could be used for various purposes including: (i) raising capital, if we have an appropriate opportunity, through offerings of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares; (ii) expanding our business through potential mergers and acquisitions through issuance of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares as consideration; and (iii) providing equity incentives to attract and retain key employees, officers or consultants of the Company.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE CREATION OF A DUAL CLASS STRUCTURE PROPOSAL

PROPOSAL NO. 2

APPROVAL OF THE M&A AMENDMENT PROPOSAL

On March 14,  2025, the Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, the adoption of the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form attached as Exhibit 99.4 filed as part of the Form 6-K containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and authorizing and instructing the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation.

Summary of changes:

Pursuant to the Amended M&A, (i) the maximum number of shares the Company is authorized to issue shall be changed from 500,000,000 ordinary shares of one class of US$0.0001 par value (the “Ordinary Shares”) to 500,000,000 shares with no par value each divided into 450,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”), and 50,000,000 class B ordinary shares with no par value each (the “Class B Ordinary Shares”); (ii) the voting right attached to each Ordinary Share at a meeting of members of the Company or on any resolution of members shall be changed from one (1) vote to that each Class A Ordinary Share shall confer upon the holder thereof one (1) vote at a meeting of members of the Company or on any resolution of members and each Class B Ordinary Share shall confer upon the holder thereof twenty (20) votes at a meeting of members of the Company or on any resolution of members; (iii) each Class B Ordinary Share may at any time after the date of issuance at the option of the holder thereof be converted into one Class A Ordinary Share and under no circumstance may a Class A Ordinary Share be converted into any Class B Ordinary Share; and (iv) the chairman of a meeting of members is entitled to a casting or second vote in the case of equality of votes.

The second amended and restated memorandum and articles of association of the Company reflecting the above change will substantially be in the form of Exhibit 99.4 filed as part of the Form 6-K report containing the Proxy Statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect M&A Amendment. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the M&A Amendment is:

“IT IS HEREBY RESOLVED, as a resolution of members, that that the Company adopts the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form attached as Exhibit 99.4 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and authorizes and instructs the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of these resolutions of members, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment”).”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE M&A AMENDMENT PROPOSAL

PROPOSAL NO. 3

APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL

The Compensation Committee of the Board of Directors has recommended that the Company should establish and maintain an equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

On March 14, 2025, the Board of Directors adopted, subject to shareholders’ approval, the Click Holdings Limited 2025 Equity Incentive Plan (the “Plan”) and the related Hong Kong Sub-Plan (“Sub-Plan”). The Plan and the Sub-Plan are designed to enable the flexibility to grant equity awards to our key management employees, directors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board of Directors and/or the Compensation Committee. A copy of the form of the proposed Plan and the Sub-plan is attached as Exhibit 99.3 filed as part of the Form 6-K report containing the proxy statement (which is subject to such reasonable amendments as determined by the Board of Directors) and is incorporated herein by reference.

Summary of Material Features of the Plan

The material features of the Plan and Sub-Plan are:

●	Subject to any adjustments as necessary pursuant to Article XV, the aggregate number of Shares reserved and available for grant and issuance under the Plan is 2,682,000;

●	The Sub-Plan is not intended to provide rights with respect to options to which the Sub-Plan applies in addition to those rights granted under the Plan but it is adopted to satisfy the requirements of applicable Hong Kong laws and regulations;

●	The award of options (including non-qualified options and incentive share options), share appreciation rights, restricted shares, performance share units, performance shares, unrestricted shares, distribution equivalent rights or other share-based awards granted under the Plan is permitted;

●	If any shares subject to an award are withheld or applied as payment in connection with the exercise of an award or the withholding or payment of taxes related thereto, will be treated as available again for grant under the Plan. Moreover, the number of shares available for issuance under the Plan may be increased through the Company’s purchase of shares on the open market with the proceeds obtained from the exercise of any options granted under the Plan;

●	Subject to certain exception as per Article XV of the Plan, share options will not be repriced without shareholders’ approval;

●	Except for awards previously granted, the Board may alter, amend, suspend, discontinue or terminate the Plan in whole or in part without the approval of the Company’s shareholders, except if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or the Board determines to submit such amendments or alterations to shareholders for approval; and

●	The term of the Plan will expire, subject to the right of the Board to amend or terminate the Plan at any time (pursuant to Article XV of the Plan), until the earlier of the tenth anniversary of the Plan’s effective date, or the date all shares subject to the Plan will have been purchased or acquired and the restrictions on all restricted shares granted under the Plan will have lapsed.

Based solely on the closing price of our ordinary shares of $2.05 per share as reported by the Nasdaq Capital Market on March 20, 2025 and the maximum number of shares that would have been available for awards as of such date under the Plan, the maximum aggregate market value of the ordinary shares that could potentially be issued under the Plan is approximately $5.5 million,  The ordinary shares underlying any awards that are forfeited, canceled or otherwise terminated, other than by exercise, under the Plan, will be added back to the ordinary shares available for issuance under the Plan. Shares tendered or held back upon exercise of a share option or settlement of an award under the Plan to cover the exercise price or tax withholding will be added back to the ordinary shares available for issuance under the Plan. In addition, ordinary shares repurchased on the open market will be added back to the ordinary shares available for issuance under the Plan.

Summary of the Plan

The following description of certain features of the Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Plan, which is attached hereto as Exhibit 99.3 filed as part of the Form 6-K.

Administration. The Plan will be administered by the Compensation Committee.

The Committee may delegate any or all of the authority of the Committee with respect to Awards to Grantees.

The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Plan.

Eligibility. Any individual who is an employee (including any officer) of, a non-employee consultant to, or a non-employee director of, the Company or any subsidiary is eligible to participate in the Plan, subject to the discretion of the administrator. However, with respect to the grant of an incentive share option, an eligible person is any employee (including any officer) of the Company or any subsidiary.

Hong Kong individuals who meet the criteria under the Plan, including that they are employees (including any officer) of, non-employee consultants to, or non-employee directors of, the Company or any subsidiary is eligible to participate in the Plan may be granted options under Plan as described below.

Vesting Schedule. The plan administrator has discretion in making adjustment in the individual vesting schedules and other restrictions applicable to the Awards granted under the Plan. The vesting period is set forth in each Award agreement.

Exercise price. The Plan administrator has discretion in determining the price of the Awards, subject to a number of limitations. The Plan administrator has absolute discretion in making adjustments to the exercise price of Options.

Payment. The Plan administrator determines the methods by which payments by any recipient of any Awards under the Plan are made.

Transfer Restrictions. Except as permitted by the plan administrator, and subject to all the transfer restrictions under the applicable laws and regulations and restrictions set forth in the applicable award agreement, all Awards are not transferable or assignable.

Term of the Options. Subject to and consistent with the provisions of the Plan, the Committee, may grant deferred shares and/or restricted share units to a participant, in such amount and upon such terms as the Committee shall determine.

Term of the Options. It will continue in effect for a term of ten (10) years unless terminated earlier.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE EQUITY INCENTIVE PLAN PROPOSAL

PROPOSAL 4

APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL

The board of directors of the Company (the “Board of Directors”) approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the Board of Directors in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Share Consolidation must be passed by affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation. However, the actual implementation is contingent upon Board of Directors’ discretion and final decision.

Purpose and effects of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CLIK”. Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Ordinary Shares of the Company. In particular, this will help us to maintain the listing of our Ordinary Shares on Nasdaq.

As of the Record Date, we were in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to maintain compliance with the Minimum Bid Price Rule and to avoid, or at least mitigate, the likely adverse consequences of our Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Ordinary Shares.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of Ordinary Shares

When the Share Consolidation is implemented, the Ordinary Shares will begin trading on a post-consolidation basis on the effective date to be determined by the Board of Directors and will be announced by press release by the Company (the “Effective Date”). In connection with the Share Consolidation, the CUSIP number of Ordinary Shares (which is an identifier used by participants in the securities industry to identify Ordinary Shares) will change.

Fractional Shares

Where the consolidation of existing Ordinary Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the consolidated Ordinary Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a consolidated Ordinary Share as shall be necessary to achieve such whole number).

Authorized Shares and Adoption of New M&A

The Share Consolidation will affect the authorized shares the Company under the second amended and restated memorandum and articles of association in effect at the time of Effective Date (the “Then Existing M&A”), and the Company will amend the Then Existing M&A and adopt the third amended and restated memorandum and articles of association to reflect the Share Consolidation.

Street Name Holders of Pre-Consolidation Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding existing Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding existing Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION PROPOSAL

PROPOSAL 5

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, that subject to and conditional upon the passing of Proposal 4 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

PROPOSAL 6

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the General Meeting (who has agreed to act accordingly) to adjourn the General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposals 1, 2 and 3 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Date: March 21, 2025	By order of the Board of Directors

/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer